                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                             STARWOOD LODGING TRUST
                          STARWOOD LODGING CORPORATION
           -----------------------------------------------------------
                                (Name of issuer)

                  SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                     SHARES OF COMMON STOCK, $.01 PAR VALUE
           -----------------------------------------------------------
                         (Title of class of securities)

                                   855905 10 5
           -----------------------------------------------------------
                                 (CUSIP number)

                                MADISON F. GROSE
                          STARWOOD CAPITAL GROUP, L.P.
                         THREE PICKWICK PLAZA, SUITE 250
                          GREENWICH, CONNECTICUT 06830
                                 (203) 861-2100
           -----------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                JANUARY 23, 1996
           -----------------------------------------------------------
             (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

             Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 43 Pages)

--------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 2 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Berl Holdings L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      1,104,773
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           1,104,773
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 3 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood-Apollo Hotel Partners VIII, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      218,576
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           218,576
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.6% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 4 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood-Apollo Hotel Partners IX, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      174,861
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           174,861
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.3% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 5 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood-Nomura Hotel Investors, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      875,876
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           875,876
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 6.3% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 6 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood/Wichita Investors, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      355,364
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           355,364
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 2.6% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 7 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood-Huntington Partners, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      99,671
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           99,671
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.7% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                     ------------------------------
CUSIP NO. 855905 10 5                              PAGE 8 OF 43 PAGES
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Woodstar Partners I, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                              / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

              NUMBER OF                          -0-
               SHARES               --------------------------------------------
            BENEFICIALLY            8       SHARED VOTING POWER
              OWNED BY
                EACH                             -0-
              REPORTING             --------------------------------------------
               PERSON               9       SOLE DISPOSITIVE POWER
                WITH
                                                 1,104,773
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

                   1,104,773
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.0% of the Paired Shares outstanding as of
            September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                      ------------------------------
CUSIP NO. 855905 10 5                               PAGE 9 OF 43 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Firebird Consolidated Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

              NUMBER OF                          -0-
               SHARES               --------------------------------------------
            BENEFICIALLY            8       SHARED VOTING POWER
              OWNED BY
                EACH                             -0-
              REPORTING             --------------------------------------------
               PERSON               9       SOLE DISPOSITIVE POWER
                WITH
                                                 813,880
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

                   813,880
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.9% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                      ------------------------------
CUSIP NO. 855905 10 5                               PAGE 10 OF 43 PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Starwood Opportunity Fund II, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER

              NUMBER OF                           49,933
               SHARES
            BENEFICIALLY             -------------------------------------------
              OWNED BY               8       SHARED VOTING POWER
                EACH
              REPORTING                           -0-
               PERSON
                WITH                 -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                                  1,104,773

                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

                   1,104,773
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 11 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Barry S. Sternlicht
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    69,993
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      1,104,773
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           1,104,773
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                   --------------------------------
CUSIP NO. 855905 10 5                            PAGE 12 OF 43 PAGES
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Starwood Capital Group, L.P.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                    (b) /X/
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(c) OR 2(e)                                              / /

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

         NUMBER OF                    -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8    SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
         REPORTING          ----------------------------------------------------
          PERSON            9    SOLE DISPOSITIVE POWER
           WITH
                                      1,104,773
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    / /

           1,104,773
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 13 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Berl Holdings I, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
            NUMBER OF             8     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                      -0-
            OWNED BY             -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                         1,104,773
              WITH               -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  1,104,773
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 14 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SAHI, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             -0-
                                 -----------------------------------------------
           NUMBER OF              8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                        -0-
           OWNED BY              -----------------------------------------------
             EACH                 9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                           -0-
             WITH                -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                             393,436
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  393,436
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 2.9% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 15 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SNHI, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             -0-
                                 -----------------------------------------------
            NUMBER OF             8     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       -0-
            OWNED BY             -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                          875,876
              WITH               -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  875,876
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 6.3% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 16 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SRL Holdings, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             -0-
                                 -----------------------------------------------
            NUMBER OF             8     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       -0-
            OWNED BY             -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                          99,671
              WITH               -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  99,671
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 0.7% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 17 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BSS Capital Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             -0-
                                 -----------------------------------------------
            NUMBER OF             8     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       -0-
            OWNED BY             -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                          1,104,773
              WITH               -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  1,104,773
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 855905 10 5                                        Page 18 of 43 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sternlicht Holdings II, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) /X/

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(c) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             -0-
                                 -----------------------------------------------
            NUMBER OF             8     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       -0-
            OWNED BY             -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                          1,104,773
              WITH               -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       / /

                  1,104,773
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 8.0% of the Paired Shares outstanding as of September 30, 1995.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 19 of 43 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1. (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Commission on January 31, 1995 by Berl Holdings L.P. ("Berl Holdings"), Starwood-Apollo Hotel Partners VIII, L.P. ("Starwood Apollo VIII"), Starwood-Apollo Hotel Partners IX, L.P. ("Starwood Apollo IX"), Starwood-Nomura Hotel Investors, L.P. ("Starwood Nomura"), Starwood/Wichita Investors, L.P. ("Starwood Wichita"), Starwood-Huntington Partners, L.P. ("Starwood Huntington"), Woodstar Partners I, L.P. ("Woodstar"), Firebird Consolidated Partners, L.P. ("Firebird"), Starwood Opportunity Fund II, L.P. ("SOFI II"), Mr. Barry S. Sternlicht ("Sternlicht") and Starwood Capital Group, L.P. ("Starwood Capital"), with respect to shares of Beneficial Interest, par value $.01 per share ("Trust Shares"), of Starwood Lodging Trust (formerly, Hotel Investors Trust) (the "Trust") and shares of Common Stock, par value $.01 per share ("Corporation Shares"), of Starwood Lodging Corporation (formerly, Hotel Investors Corporation) (the "Corporation" and, together with the Trust, the "Company"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         The first paragraph of Item 2 is deleted in its entirety and replaced with the following:

                 This Schedule is filed by Berl Holdings L.P. ("Berl Holdings"), Starwood-Apollo Hotel Partners VIII, L.P. ("Starwood Apollo VIII"), Starwood-Apollo Hotel Partners IX, L.P. ("Starwood Apollo IX"), Starwood-Nomura Hotel Investors, L.P. ("Starwood Nomura"), Starwood/Wichita Investors, L.P. ("Starwood Wichita"), Starwood-Huntington Partners, L.P. ("Starwood Huntington"), Woodstar Partners I, L.P. ("Woodstar"), Firebird Consolidated Partners, L.P. ("Firebird"), Starwood Opportunity Fund II, L.P. ("SOFI II"), Mr. Barry S. Sternlicht ("Sternlicht" or "Mr. Sternlicht"), Starwood Capital Group, L.P. ("Starwood Capital"), Berl Holdings I, Inc., SAHI, Inc., SNHI, Inc., BSS Capital Partners, L.P., Sternlicht Holdings II, Inc. and SRL Holdings, Inc. Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, Firebird, SOFI II, Mr. Sternlicht, Starwood Capital, Berl Holdings I, Inc., SAHI, Inc., SNHI, Inc., BSS Capital Partners, L.P., Sternlicht Holdings II, Inc. and SRL Holdings, Inc. are collectively referred to herein as the "Filing Parties."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following paragraph is added after the third paragraph of Item 3:

                 In addition, in March, 1995, Firebird acquired the Senior Debt from MLMC. On such date, it exchanged $12,000,000 of such Senior Debt for 813,880 Units, as contemplated by the Formation Agreement. The balance was subsequently repaid by the Company.

         The table set forth after the third paragraph of Item 3 is deleted in its entirety and replaced with the following:

                                                             Page 20 of 43 Pages


         Filing Person                                Number of Units
         -------------                                ---------------
         Berl Holdings                                      2,295,063
         Starwood Apollo VIII                                 218,576
         Starwood Apollo IX                                   174,861
         Starwood Nomura                                      875,876
         Starwood Wichita                                     355,364
         Starwood Huntington                                   99,671
         Woodstar                                           1,110,286
         Firebird                                             813,880
         SOFI II                                                  -0-
         Sternlicht                                               -0-
         Starwood Capital                                         -0-
         Berl GP                                                  -0-
         SAHI                                                     -0-
         SNHI                                                     -0-
         SRL                                                      -0-
         BSS                                                      -0-
         Sternlicht Holdings                                      -0-
                                                        -------------
         Total Units Issued to Filing Persons               5,943,576

                 The number of Units set forth above reflects a six-for-one reverse split of the Paired Shares described in Item 4.

         The sixth paragraph of Item 3 is deleted in its entirety.

         The eighteenth and nineteenth paragraphs of Item 3 are deleted in their entirety and replaced with the following:

                 Except for Woodstar and Firebird, in the Reorganization each of the Filing Persons which received Units in the Reorganization contributed to the Partnerships hotel properties and first mortgage notes, hotel furnishings and equipment in exchange for the Units issued to it. Woodstar contributed cash to the Partnerships for the Units issued to it. Such cash came from capital contributions from Woodstar's partners. Firebird contributed the Senior Debt which it acquired from MLMC.

                 Prior to the Reorganization, SOFI II purchased in open market transactions 49,933 Paired Shares for aggregate consideration of $872,773 from its own funds.

                 In connection with the Offering (as such term is defined in Item 4 below), Mr. Sternlicht purchased 20,000 Paired Shares for aggregate consideration of $460,000 from his own funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The following paragraph is added after the second paragraph of Item 4:

                                                             Page 21 of 43 Pages


                 Each of the Filing Persons' primary interest is to maximize the value of its investment in the Company and has acquired its Units and/or Paired Shares for investment. To this end, each Filing Person intends continually to review the Company's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic conditions. Based on such evaluation and review and other factors, each Filing Person will continue to consider various alternative courses of action and will in the future take such actions with respect to its equity ownership in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, or such other actions as such Filing Person may deem appropriate. Such actions may involve the purchase of additional Units or Paired Shares or, alternatively, may involve the sale of all or a portion of the Units or Paired Shares beneficially owned by such Filing Person in the open market or in privately negotiated transactions to one or more purchasers.

         The second and third sentences of the fourth paragraph in Item 4 are deleted in their entirety and replaced with the following:

         In May, 1995, Starwood Capital acquired an interest in Westin Hotel Company and certain of its affiliates ("Westin"), in a joint venture with an affiliate of Goldman, Sachs & Co. The Company agreed, as part of the Reorganization, that Starwood Capital's interest in Westin would not be contributed to the Partnerships by Starwood Capital and would constitute an Existing Acquisition and not be subject to the Noncompetition Agreement described above. Also in May, 1995, the Company and Starwood Capital entered into an agreement with Westin pursuant to which Westin has agreed that, subject to certain exceptions and limitations, Westin will not acquire or seek to acquire United States hotel equity interests.

         The sixth paragraph in Item 4 is deleted in its entirety and replaced with the following:

                 Reverse Split. In connection with the Reorganization, the Trust and the Corporation effected a six-for-one reverse split of the Paired Shares, effective in June, 1995.

         The tenth and eleventh paragraphs in Item 4 are deleted in their entirety and replaced with the following:

                 The Offering. On June 29, 1995, the Trust and the Corporation consummated a public offering of 11,787,500 Paired Shares (the "Offering"). In connection with the Offering, the Filing Parties agreed that they will not offer, sell, contract to sell or otherwise dispose of any Units or Paired Shares acquired in exchange for Units for a period of one year after the consummation of the Offering without the consent of the managing underwriter, the Trust and the Corporation.

                 In connection with the Offering, the Trust and the Corporation paid to Starwood Capital a fee of approximately $3.5 million, as agreed pursuant to the Reorganization.

         The twelfth paragraph in Item 4 is deleted in its entirety and replaced with the following:


                 Operation of the Partnerships. After the Reorganization, the Trust will be the sole general partner of, and will conduct all of its business and operations through, the Realty Partnership. After the receipt of Gaming Approval, the Corporation will be the managing general partner of, and will conduct all of its business and operations through, the Operating Partnership. The Trust and the Corporation will have full and complete power, authority and discretion to take all action necessary or appropriate to carry out the business of the Realty Partnership and the Operating Partnership, respectively.

         The thirteenth, fourteenth, sixteenth and seventeenth paragraphs in
Item 4 are deleted in their entirety.

                                                             Page 22 of 43 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The first and second paragraphs of Item 5 are deleted in its entirety and replaced with the following:

                 (a) At the date hereof, each of the Filing Persons beneficially owned the number of Paired Shares set forth opposite its name below:

                                                 Number of         Percentage of Paired
                       Filing Person           Paired Shares        Shares Outstanding
                       -------------           -------------       ---------------------
                    Berl Holdings/               1,104,773                 8.0%
                        Berl GP
                    Starwood Apollo VIII/          218,576                 1.6%
                        SAHI
                    Starwood Apollo IX/            174,861                 1.3%
                        SAHI
                    Starwood Nomura/               875,876                 6.4%
                        SNHI
                    Starwood Wichita               355,364                 2.6%
                    Starwood Huntington/            99,671                 0.7%
                        SRL
                    Woodstar                     1,104,773                 8.0%
                    Firebird                       813,880                 5.9%
                    SOFI II                      1,104,773                 8.0%
                    Starwood Capital/            1,104,773                 8.0%
                        BSS/ Sternlicht
                        Holdings
                    Sternlicht                   1,104,773                 8.0%

                 Except for 49,933 of the 1,104,773 Paired Shares beneficially owned by SOFI II and 20,000 of the 1,104,773 Paired Shares beneficially owned by Mr. Sternlicht, the Paired Shares listed above are owned by virtue of the ownership of Units which are exchangeable into Paired Shares as described in Item 3.

         The following paragraph is inserted after the third paragraph of Item
5:

                 In addition, prior to the receipt of Gaming Approval, a Filing Party must, as a condition to tender of Units, give not less than 90 days' notice to the Trust and the Corporation of its intent to tender Units which would result in such Filing Party beneficially owning in excess of 4.9% of the outstanding Paired Shares. After receipt of Gaming Approval, no such 90-day notice will be required. The Filing Parties have agreed with the Nevada Gaming Authority that prior to such time as the required licenses and approvals are obtained or are no longer required, they will not own, directly or indirectly, more than 4.9% of the issued and outstanding Paired Shares at any time.

         The fourth through the fifteenth paragraphs of Item 5 are deleted in their entirety and replaced with the following:

                                                             Page 23 of 43 Pages


                 Berl Holdings/Berl GP. Berl Holdings owns 2,295,063 Units which are, subject to the Ownership Limit, exchangeable for 2,295,063 Paired Shares (representing approximately 16.6% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Berl Holdings (and no exchange of Units by any other Filing Party), irrespective of the Ownership Limit). Because of the Ownership Limit, Berl Holdings cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Berl Holdings of 1,104,773 Paired Shares (the maximum number of Paired Shares that Berl Holdings may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Berl GP, by virtue of being the general partner of Berl Holdings, may be deemed to beneficially own the Paired Shares beneficially owned by Berl Holdings.


                 Starwood Apollo VIII/SAHI. Starwood Apollo VIII owns 218,576 Paired Shares issuable upon exchange of the 218,576 Units held by Starwood Apollo VIII, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 1.6% of the outstanding Paired Shares, assuming exchange of all of the units owned by Starwood Apollo VIII (and no exchange of Units by any other Filing Party). Each of SAHI and AP-VIII, by virtue of being a general partner of Starwood Apollo VIII, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Apollo VIII. AP-VIII is not a Filing Party, is not controlled by any of the Filing Parties, and is not part of the group which the Filing Parties comprise.

                 Starwood Apollo IX/SAHI. Starwood Apollo IX owns 174,861 Paired Shares issuable upon exchange of the 174,861 Units held by Starwood Apollo IX, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 1.3% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Apollo IX (and no exchange of Units by any other Filing Party)). Each of SAHI and AP-IX, by virtue of being a general partner of Starwood Apollo IX, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Apollo IX. AP-IX is not a Filing Party, is not controlled by any of the Filing Parties, and is not part of the group which the Filing Parties comprise.

                 Starwood Nomura/SNHI. Starwood Nomura owns 875,876 Paired Shares issuable upon exchange of the 875,876 Units held by Starwood Nomura, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 6.4% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Nomura (and no exchange of Units by any other Filing Party)). SNHI, by virtue of being the general partner of Starwood Nomura, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Nomura.

                 Starwood Wichita. Starwood Wichita owns 355,364 Paired Shares issuable upon exchange of the 355,364 Units held by Starwood Wichita, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 2.6% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Wichita (and no exchange of Units by any other Filing Party)). Each of SOFI II (by virtue of being a general partner of Starwood Wichita), Starwood Capital (by virtue of being a general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Wichita.

                                                             Page 24 of 43 Pages

                 Starwood Huntington/SRL. Starwood Huntington owns 99,671 Paired Shares issuable upon exchange of the 99,671 Units held by Starwood Huntington, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 0.7% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Starwood Huntington (and no exchange of Units by any other Filing Party)). SRL, by virtue of being a general partner of Starwood Huntington, may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Huntington.

                 Woodstar. Woodstar owns 1,110,286 Units which are, subject to the Ownership Limit, exchangeable for 1,110,286 Paired Shares (representing approximately 8.04% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Woodstar, irrespective of the Ownership Limit (and no exchange of Units by any other Filing Party)). Because of the Ownership Limit, Woodstar cannot exchange Units for, or otherwise hold, more than 8.0% of the outstanding Paired Shares; accordingly, this Schedule reports the beneficial ownership by Woodstar of 1,104,773 Paired Shares (the maximum number of Paired Shares that Woodstar may acquire within the Ownership Limit, assuming that no other Filing Party beneficially owns Paired Shares at the time of such exchange). Each of Starwood Capital (by virtue of being a general partner of Woodstar), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Woodstar.

                 Firebird. Firebird owns 813,880 Paired Shares issuable upon exchange of the 813,880 Units held by Firebird, assuming that such issuance does not violate the Ownership Limit at the time of such exchange (such Paired Shares represent approximately 5.9% of the outstanding Paired Shares, assuming exchange of all of the Units owned by Firebird (and no exchange of Units by any other Filing Party)). Each of SOFI II (by virtue of being a general partner of Firebird), Starwood Capital (by virtue of being the general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by Firebird.

                 SOFI II. SOFI II directly owns 49,933 Paired Shares (such Paired Shares represent approximately 0.4% of the outstanding Paired Shares) and, by virtue of its control of Starwood Wichita and Firebird, may be deemed to beneficially own the Paired Shares beneficially owned by such entities. Each of Starwood Capital (by virtue of being the general partner of SOFI II), BSS (by virtue of being a general partner of Starwood Capital) and Sternlicht Holdings (by virtue of being the general partner of BSS) may be deemed to beneficially own the Paired Shares beneficially owned by SOFI II.

                 Starwood Capital. By virtue of its control of SOFI II and Woodstar, Starwood Capital may be deemed to beneficially own the Paired Shares beneficially owned by such entities.

                 BSS/Sternlicht Holdings. By virtue of BSS's control of Starwood Capital and Sternlict Holding's control of BSS, each may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Capital.

                 Sternlicht. By virtue of his control of Berl GP (a general partner of Berl Holdings), SAHI (a general partner of Starwood Apollo VIII and Starwood Apollo IX), SNHI (a general partner of Starwood Nomura), Sternlicht Holdings (a general partner of BSS, which is a general partner of SOFI II (the general partner of Starwood Wichita and Firebird) and Starwood Capital (a general partner of SOFI II and Woodstar)), SRL (a general partner of Starwood Huntington), Mr. Sternlicht may be deemed to beneficially own the Paired Shares beneficially owned by Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, Firebird and SOFI II (i.e., all of the Paired Shares reported by such Filing Parties in this Schedule). Because of the Ownership Limit, Mr. Sternlicht cannot

                                                             Page 25 of 43 Pages

         own more than 1,104,773 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that Mr. Sternlicht may acquire within the Ownership Limit).

                 The Filing Persons may act as a group with respect to the Paired Shares reported in this Schedule. As a result of the Ownership Limit, the Filing Parties as a group cannot own more than 1,104,773 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that the Filing Parties as a group may acquire within the Ownership Limit).

                 (b) Mr. Sternlicht has the sole power to vote, or direct the vote of, 20,000 Paired Shares reported herein as beneficially owned by him. SOFI II has sole power to vote, or direct the vote of, the 49,933 Paired Shares reported herein as beneficially owned by it. Because Mr. Sternlicht controls Sternlicht Holdings (the general partner of BSS, which is the general partner of Starwood Capital, which is the general partner of SOFI II), Mr. Sternlicht also has the power to vote or direct the vote of such 49,933 Paired Shares. Other than such 69,933 Paired Shares, in aggregate, none of the Filing Parties has any power to vote or direct the vote of any Paired Shares reported in this Schedule because none of the Paired Shares reported in this Schedule (other than such 49,933 Paired Shares) is outstanding or entitled to vote. Each of the Filing Parties has sole dispositive power with respect to the Paired Shares reported in this Schedule as beneficially owned by it.

         The following sentence is inserted after the sixteenth paragraph of
Item 5:

         In connection with the Offering, Mr. Madison Grose, an Executive Vice President of Sternlicht Holdings, purchased, for his own account, 1,200 Paired Shares (for a purchase price of $23.00 per Paired Share). Such Paired Shares purchased by Mr. Grose are not reported herein as beneficially owned by any of the Filing Parties.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The first, second and third paragraphs in Item 6 are deleted in their entirety and replaced with the following:

                 The information set forth in Items 3 and 5 is incorporated herein.

                 On November 7, 1994, Starwood Capital received an assignment of certain claims (the "Assigned Claims") of Leonard M. Ross and his affiliates ("Ross"), who at that time held approximately 9.8% of the outstanding Paired Shares. Starwood Capital and Ross agreed to a put-call under which, if exercised during the 60-day period beginning on December 15, 1995, Starwood Capital would purchase the 198,398 Paired Shares held by Ross at a price of $33.75 per Paired Share, plus certain other amounts.

                 Ross exercised its option on January 2, 1996. The subject shares were purchased on January 2, 1996 by a third party, thereby satisfying Starwood Capital's purchase obligation, and none were purchased

                                                             Page 26 of 43 Pages

         by Starwood Capital. As a result, at the date hereof, such Paired Shares are not beneficially owned by Starwood Capital or any other Filing Party.

                 As part of the Reorganization, the Trust and the Corporation agreed to indemnify and hold harmless the Filing Parties and their affiliates against liabilities, losses or damages and reasonable out-of-pocket expenses under or in respect of the Assignment Agreement up to $1,800,000. In connection with the sale by Ross of the 198,398 Paired Shares, the Corporation's out-of-pocket expenses were approximately $1,170,000 and remain subject to insurance proceeds.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                                             Page 27 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                        BERL HOLDINGS L.P.

                                        By: BERL HOLDINGS I, INC.,
                                              general partner


                                        By: /s/ Barry S. Sternlicht
                                            -----------------------

                                                             Page 28 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                        STARWOOD-APOLLO HOTEL PARTNERS
                                          VIII, L.P.

                                        By:  SAHI, INC.,
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 -----------------------

                                                             Page 29 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                        STARWOOD-APOLLO HOTEL PARTNERS IX, L.P.

                                        By:  SAHI, INC.,
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 -----------------------

                                                             Page 30 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                        STARWOOD-NOMURA HOTEL INVESTORS, L.P.

                                        By:  SNHI, INC.,
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 -----------------------

                                                             Page 31 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                          STARWOOD-WICHITA INVESTORS, L.P.

                          By:  STARWOOD OPPORTUNITY FUND, II, L.P.,
                                  general partner

                                By:  STARWOOD CAPITAL GROUP, L.P.,
                                        general partner

                                     By:  BSS CAPITAL PARTNERS, L.P.,
                                            general partner

                                        By:  STERNLICHT HOLDINGS II, INC.,
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 -----------------------

                                                             Page 32 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                        STARWOOD-HUNTINGTON PARTNERS, L.P.

                                        By:  SRL HOLDINGS, INC.,
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 -----------------------

                                                             Page 33 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                                  WOODSTAR PARTNERS I, L.P.

                                  By:  STARWOOD CAPITAL GROUP, L.P.
                                         general partner

                                         By:  BSS CAPITAL PARTNERS, L.P.
                                                general partner

                                              By:  STERNLICHT HOLDINGS II, INC.,
                                                     general partner


                                                   By: /s/ Barry S. Sternlicht
                                                       -----------------------

                                                             Page 34 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                          FIREBIRD CONSOLIDATED PARTNERS, L.P.

                          By:  STARWOOD OPPORTUNITY FUND II, L.P.,
                                 general partner

                               By:  STARWOOD CAPITAL GROUP, L.P.,
                                      general partner

                                    By:  BSS CAPITAL PARTNERS, L.P.,
                                           general partner

                                         By:  STERNLICHT HOLDINGS II, INC.,
                                                 general partner


                                              By: /s/ Barry S. Sternlicht
                                                  -----------------------

                                                             Page 35 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                          STARWOOD OPPORTUNITY FUND II, L.P.,
                            general partner

                          By:  STARWOOD CAPITAL GROUP, L.P.,
                                 general partner

                               By:  BSS CAPITAL PARTNERS, L.P.,
                                      general partner

                                    By:  STERNLICHT HOLDINGS II, INC.,
                                           general partner


                                         By: /s/ Barry S. Sternlicht
                                             -----------------------

                                                             Page 36 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996

                          STARWOOD CAPITAL GROUP, L.P.,
                           general partner

                          By:  BSS CAPITAL PARTNERS, L.P.,
                                 general partner

                               By:  STERNLICHT HOLDINGS II, INC.,
                                      general partner


                                    By: /s/ Barry S. Sternlicht
                                        -----------------------

                                                             Page 37 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                                        /s/ Barry S. Sternlicht
                                        -----------------------
                                        Barry S. Sternlicht

                                                             Page 38 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                                        BERL HOLDINGS I, INC.,
                                          general partner


                                        By: /s/ Barry S. Sternlicht
                                            -----------------------

                                                             Page 39 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                                        SAHI, INC.,
                                         general partner


                                        By: /s/ Barry S. Sternlicht
                                            -----------------------

                                                             Page 40 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                                        SNHI, INC.,
                                         general partner


                                        By: /s/ Barry S. Sternlicht
                                            -----------------------

                                                             Page 41 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                              SRL HOLDINGS, INC.,
                                general partner


                              By: /s/ Barry S. Sternlicht
                                  -----------------------

                                                             Page 42 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                                  BSS CAPITAL PARTNERS, L.P.,
                                    general partner

                                  By:  STERNLICHT HOLDINGS II, INC.,
                                          general partner


                                       By: /s/ Barry S. Sternlicht
                                           -----------------------

                                                             Page 43 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1996


                       By:  STERNLICHT HOLDINGS II, INC.,
                               general partner


                            By: /s/ Barry S. Sternlicht
                                -----------------------